EXHIBIT 12

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Mo. Ended June 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings:
Earnings from continuing operations before income taxes	$241,177	$187,036	$225,687	$184,551	$117,693	$(182,198)
Fixed charges	33,954	68,205	60,598	56,175	44,154	52,511

Earnings from continuing operations, as adjusted	$275,131	$255,241	$286,285	$240,726	$161,847	$(129,687)

Fixed Charges:
Interest Expense	$31,373	$63,842	$56,220	$51,961	$40,100	$48,647
Portion of rental expense representative of interest	2,581	4,363	4,378	4,214	4,054	3,864

Fixed Charges	$33,954	$68,205	$60,598	$56,175	$44,154	$52,511

Ratio of Earnings to Fixed Charges	8.1	3.7	4.7	4.3	3.7	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$—	$—	$—	$182,198

Notes:

*	The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.